UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2017

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 27 April 2017

1st quarter 2017 financial information

The increase in Q1 2017 revenue and adjusted EBITDA confirms the successful return to growth in 2016

•   Commercial momentum was very strong in the 1st quarter of 2017, supported by convergence and very high-speed fixed and mobile broadband in Europe.

Consumer convergent offers in Europe continued the strong growth of previous quarters, with 259,000 net sales in the 1st quarter of 2017. Year on year, consumer convergent offers rose 11.2%, with 9.5 million customers at 31 March 2017. Convergence is a real catalyst for Orange’s growth in Europe.

Growth of the Group’s fixed broadband services remained strong, with 200,000 net sales in the 1st quarter of 2017, led by fibre (362,000 net sales). The fixed broadband base was 19.0 million customers at 31 March 2017 (+4.6% year on year on a comparable basis), including 3.7 million fibre customers (+64% year on year).

Mobile contract [1] net sales of 298,000 were achieved in the 1st quarter of 2017 with customer base growth of 4.1% year on year on a comparable basis. Mobile 4G in Europe continued to grow rapidly, rising 48% year on year with 29.5 million customers at 31 March 2017. 4G represented 58.4% of the contract base1 in Europe at that date, a year-on-year increase of 17.4 percentage points.

In Africa and the Middle East, net mobile sales improved very significantly with 2.7 million net additions in the 1st quarter of 2017, led in particular by Mali, Burkina Faso, Côte d’Ivoire and Senegal. Orange Money had 30.8 million customers at 31 March 2017, a 74% increase year on year.

•   Revenues rose 0.8% in the 1st quarter of 2017 (10.070 billion euros), after rising 1.0% in the 4th quarter of 2016 (comparable basis), led by the Europe zone and in particular by strong growth in Spain. Fixed broadband services increased 6.3% in the 1st quarter of 2017 related to growth in fibre and TV content in France and Spain. Mobile services were stable at -0.2% and continued to be impacted by the decreased revenues from national roaming in France and the decline in roaming prices in Europe.

•   The Group’s adjusted EBITDA was 2.598 billion euros in the 1st quarter of 2017, an increase of 2.0% (+50 million euros) on a comparable basis. Adjusted EBITDA from telecom activities (2.611 billion euros) rose 2.2% (+57 million euros). The adjusted EBITDA margin rate from telecom activities was 25.9%, an improvement of 0.3 percentage points compared to the 1st quarter of 2016.

•  The Group’s CAPEX (1.493 billion euros in the 1st quarter of 2017) increased 2.1% on a comparable basis. CAPEX rose 1.4% in telecom activities (1.484 billion euros), while the ratio of CAPEX to revenues from telecom activities was 14.7% (+0.1 percentage points compared with the 1st quarter of 2016). Investment in fibre and very high-speed mobile (4G and 4G+) increased, in line with the goals of the Essentiels2020 strategic plan.

On the publication of the results for the 1st quarter of 2017, Stéphane Richard, Chairman and CEO of the Orange Group, commented:

"The first quarter confirms the improvement in the 2016 trend. Revenues are growing, driven by solid commercial performances, particularly in France, Spain and Poland.

The strategy Orange has pursued over a number of quarters, centred on convergence around the home, the best connectivity in the market due to our sustained investment, and an unparalleled customer experience, is bearing fruit.

For the fourth consecutive quarter, adjusted EBITDA is growing, underpinning our objective for 2017 of delivering adjusted EBITDA higher than 2016 on a comparable basis.

Lastly, Orange's diversification into financial services will move into a new phase in 2017. In Africa, Orange Money crossed the 30 million customer mark this quarter, growing by 74% in one year, while in France, the Orange Bank offer will be launched with Orange employees in mid-May and for the general public on 6 July 2017.”

*

*       *

The Board of Directors of Orange SA met on 26 April 2017 and examined the Group’s results to 31 March 2017.

The financial data and comparable basis data in this press release are unaudited.

More detailed information is available on the Orange website:

                                                          www.orange.com

Key figures

	1st quarter 2017	1st quarter 2016 comparable basis	1st quarter 2016 historical basis	change comparable basis	change historical basis

In millions of euros

Revenues	10 070	9 986	10 009	0.8%	0.6%
Of which:
France	4 427	4 431	4 431	(0.1)%	(0.1)%
Europe	2 656	2 542	2 534	4.5%	4.8%
Spain	1 290	1 189	1 189	8.5%	8.5%
Poland	652	649	642	0.5%	1.6%
Belgium & Luxembourg	307	309	309	(0.7)%	(0.7)%
Central European Countries	409	396	395	3.2%	3.5%
Intra-Europe eliminations	(3)	(1)	(1)	-	-
Africa & Middle East	1 239	1 231	1 271	0.7%	(2.5)%
Enterprise	1 796	1 832	1 823	(2.0)%	(1.5)%
International Carriers & Shared Services	407	454	454	(10.4)%	(10.3)%
Intra-Group eliminations	(455)	(504)	(504)	-	-
Adjusted EBITDA*	2 598	2 548	2 569	2.0%	1.1%
of which telecom activities	2 611	2 555	2 569	2.2%	1.7%
As % of revenues	25.9%	25.6%	25.7%	0.3 pt	0.3 pt
of which Orange Bank	(13)	(7)	-	-	-
CAPEX (excluding licenses)	1 493	1 463	1 457	2.1%	2.5%
of which telecom activities	1 484	1 463	1 457	1.4%	1.9%
As % of revenues	14.7%	14.6%	14.6%	0.1 pt	0.2 pt
of which Orange Bank	9	-	-	-	-

* EBITDA adjustments are described in appendix 3.

As from the 1st quarter of 2017, the presentation of revenues has changed, the better to reflect management of the Enterprise market in France. The revenues and operating expenses from mobile services and mobile equipment sales of businesses with more than 50 employees, previously included in the France operating segment, are now combined with the activities of the Enterprise segment. This change had no impact on the Group’s statement of income. Only the presentation of revenues and operating expenses of the France and Enterprise segments are changed, with an adjustment on intra-Group eliminations. There was no impact on CAPEX or on the workforce of the two segments. The historical and pro-forma data of the 1st quarter of 2016 take these changes of presentation into account.

In parallel, the customer base has changed, with the transfer from 1 January 2017 of 2.7 million mobile contracts (excluding machine-to-machine), 5.7 million machine-to-machine customers, and 262,000 fixed broadband customers from the France segment to the Enterprise segment. In Appendix 4 of the press release (key performance indicators), the “Orange - France market” section combines the mobile and fixed broadband customer base of both segments to provide a view of all of the customers of those services on the French market.

In addition, fixed-4G [2] offers, which use the 4G network to provide fixed broadband services, were previously included in mobile services. They are now in fixed broadband services (revenues and customer base). This change concerns Spain, Poland and Romania.

With the consolidation of Orange Bank, the Group’s key figures are presented by indicating the share of telecom activities and that of Orange Bank. Since Orange Bank’s Net Banking Income is consolidated in the Group’s financial statements under the heading “Other operating income”, the Group’s revenues refer to the telecom activities alone.

Comments on key Group figures

Revenues

The Orange Group had revenues of 10.070 billion euros in the 1st quarter of 2017, an increase of 0.8% (+85 million euros) on a comparable basis [3], in line with the two previous quarters (+1.0% in the 4th quarter of 2016 and +0.8% in the 3rd quarter).

In France, fixed broadband services rose 5.5% in the 1st quarter of 2017, led by fibre and TV content. The mobile services trend improved (-3.3% in the 1st quarter of 2017 compared with -5.1% in the 4th quarter of 2016) with the less substantial decline in national roaming.

In the Europe zone, revenue growth was 4.5% in the 1st quarter of 2017 on a comparable basis, identical to that of the previous quarter:

-  in Spain, revenue growth remained strong (+8.5% in the 1st quarter) and relates to both mobile and fixed services (fibre and TV content);

-  in Poland, revenues rose 0.5% in the 1st quarter with very strong mobile equipment sales tied to the success of instalment payment plans;

-  Belgium & Luxembourg: mobile services fell 0.4% in the 1st quarter, marked by the decline in incoming mobile traffic (SMS). Fixed services rose 14.3% with the recent growth in convergent offers;

-  the Central European Countries increased 3.2% in the 1st quarter: the growth in Romania (+4.6%) and Moldova (+5.6%) was partially offset by the decline in Slovakia (-1.0%).

Africa and the Middle East had growth of 0.7% in the 1st quarter on a comparable basis. Excluding the unfavourable calendar impact in comparison with the 1st quarter of 2016 [4], growth would have been 1.5%, in line with the 4th quarter of 2016 (+1.6%).

Enterprise segment: IT and integration services rose 2.6% in the 1st quarter, led in particular by the Cloud (+19%) and security services (+15%). Other services (voice, data and mobile) were down compared with the 1st quarter of 2016.

Customer base growth

In France (including mobile customers from the Enterprise segment), mobile contracts [5] had 87,000 net sales in the 1st quarter of 2017, led by the strong growth of Open (185,000 net sales) and Sosh (65,000 net sales) offers. Rapid growth in fibre continued, with 127,000 net sales in the 1st quarter and 1.579 million customers at 31 March 2017 (+46.8% year on year).

In Spain, commercial momentum remained strong in both fixed broadband with 196,000 net fibre sales for the quarter (1.806 million fibre customers at 31 March 2017) and mobile contracts with 119,000 net sales.

In Poland, mobile contracts recorded 190,000 net sales in the 1st quarter of 2017 and the contract customer base rose 10.9% year on year (+927,000 customers). In Belgium & Luxembourg, mobile contracts continued to rise in line with the previous quarters.

In Africa and the Middle East, the mobile base was 123.4 million customers at 31 March 2017, a year-on-year increase of 1.0% on a comparable basis (+1.218 million customers). Orange Money had 30.8 million customers at 31 March 2017.

In all, the Group’s mobile customer base comprised 203.5 million customers at 31 March 2017, a year-on-year increase of +1.2% on a comparable basis. Contract customers (70.4 million) increased steadily (+7.7%), led by France and the Europe zone.

Fixed broadband (19.0 million customers at 31 March 2017) rose 4.6% year on year on a comparable basis. Fibre, with 3.7 million customers, was up sharply (+64.2%).

Consumer convergent offers in Europe had 9.5 million customers (+11.2% in one year), primarily in France (5.6 million), Spain (3.1 million) and Poland (738,000). The Belgium & Luxembourg segment and Romania have also launched consumer convergent offers quite recently.

TV services had 8.6 million customers at 31 March 2017, a year-on-year increase of 5.4%.

Adjusted EBITDA

The Group’s adjusted EBITDA was 2.598 billion euros in the 1st quarter of 2017, an increase of 2.0% (+50 million euros) on a comparable basis.

Adjusted EBITDA from telecom activities was 2.611 billion euros in the 1st quarter of 2017, an increase of 2.2% (+57 million euros) on a comparable basis. Excluding specific items which mainly relate to the 1st quarter of 2016, adjusted EBITDA from telecom activities in the 1st quarter of 2017 was stable compared to the 1st quarter of 2016.

The adjusted EBITDA margin rate from telecom activities was 25.9%, an increase of 0.3 percentage points in relation to the 1st quarter of 2016.

The increase in adjusted EBITDA from telecom activities in the 1st quarter of 2017 was related to revenue growth (+85 million euros), partially offset by increases in certain costs principally concerning content costs with the growth of TV activities and the enrichment of offers in Spain and France, network costs, property expenses and the decreased contribution from the disposal of fixed assets. At the same time, labour expenses fell 5.3% compared with the 1st quarter of 2016 connected partly to the decreased average number of full-time equivalent employees (-2.8% on a comparable basis) and partly to specific items occurring in the 1st quarter of 2016 (employee share ownership offer).

CAPEX

The Group’s CAPEX (1.493 billion euros in the 1st quarter of 2017) increased 2.1% on a comparable basis. CAPEX in the telecom activities (1.484 billion euros) rose 1.4%, and the ratio of CAPEX to revenues from telecom activities was 14.7% (+0.1 percentage point compared with the 1st quarter of 2016).

Investments in fibre rose +7% on a comparable basis. They chiefly concerned France, Spain and Poland. A total of 21.5 million households had fibre connectivity across the Group’s footprint at 31 March 2017 (+53% year on year), of which 10.0 million were in Spain, 7.4 million in France, 2.1 million in Romania (following the cross-network-sharing agreement with Telekom Romania), 1.7 million in Poland and 352,000 in Slovakia.

Investments continued to be strong in very high-speed mobile services. The 4G coverage rate at 31 March 2017 was 89% of the population in France, 91% in Spain, 99% in Poland, 100% in Belgium, 83% in Romania, 80% in Slovakia, and 98% in Moldova. In France and Spain, investments also sought to improve service quality for recreational areas and transportation. At the same time, 4G+ deployment continued in France and in the other European countries.

In Africa and the Middle East, 3G is deployed in the 21 countries of that segment, with 4G services commercially available in 11 of them (Botswana, Cameroon, Côte d’Ivoire, Guinea Bissau, Jordan, Liberia, Madagascar, Morocco, Mauritius, Senegal and Tunisia). Orange Egypt continued its 4G deployment following the acquisition of a licence last October.

Investment in customer equipment also increased in connection with the success of the New Livebox and its TV decoder marketed in France since May 2016.

The modernisation of stores continued: at 31 March 2017, the Group had 181 stores based on the new Smart Store concept, with 72 in France, 90 in the other European countries, and 19 in Africa and the Middle East.

In the Internet of Things (IoT), a dedicated network based on LoRa technology is being deployed in France and already covers 83 urban areas, or 43% of the population.

Investments in information systems and service platforms continued to be significant to support the transformation effort (the improvement in the customer experience and continued digitalisation of internal processes) in connection with the Essentiels2020 strategic plan.

2017 outlook

For the full year 2017, Orange confirms an adjusted EBITDA greater than that achieved in 2016 on a comparable basis, buoyed by the strong commercial momentum which is supported by investment, and continuing efforts for transformation of the cost structure.

The Group also confirms the objective of a ratio of net debt to adjusted EBITDA from telecom activities of around 2x in the medium term to preserve Orange’s financial strength and investment capacity. Within this framework, the Group is maintaining a policy of selective, value-creating acquisitions by concentrating on markets in which it is already present.

The Group further confirms the payment of a dividend of 0.60 euros per share for 2016 [6]. An interim dividend for 2016 of 0.20 euros per share was paid on 7 December 2016 and the balance of 0.40 euros per share will be paid on 14 June [7].

As announced during the presentation of the 2016 results, the Board of Directors will propose to the 2018 Annual General Meeting of Shareholders the payment of a dividend of 0.65 euros per share for financial year 2017, and intends to pay an interim dividend for 2017 of 0.25 euros per share in December this year.

Review by operating segment

France

Revenues in France were essentially stable in the 1st quarter of 2017 (-0.1%), after falling 0.9% in the 4th quarter of 2016.

The improved trend was linked to mobile services, which declined only 3.3% in the 1st quarter of 2017 after falling 5.1% in the 4th quarter of 2016, due to a less substantial decrease in national roaming in the 1st quarter 2017. Mobile services continued to be impacted by the cuts in roaming prices in Europe and the growing share of SIM-only offers, which represented 70.0% of consumer contracts at 31 March 2017 (+15 percentage points in one year).

The growth of SIM cards linked to convergent offers remained strong, with 8.5 million SIM cards at 31 March 2017, an increase of 11.7% year on year. There were 18.2 million contract customers [8] at 31 March 2017 (+2.6% year on year), and 64% of the consumer contracts included 4G (+15 percentage points in one year).

Fixed services rose 1.6% in the 1st quarter of 2017 after climbing 1.5% in the 4th quarter of 2016. Growth continued to be strong in fixed broadband services (+5.5% in the 1st quarter of 2017 after rising 5.0% in the 4th quarter of 2016), led by growth of the customer base and a rise in ARPU. The fixed broadband customer base had 11.0 million subscribers at 31 March 2017 (+3.7% year on year). It included 1.6 million fibre subscribers, an increase of 47% year on year. The quarterly ARPU of fixed broadband increased 1.6% in the 1st quarter of 2017, due to the growing share of fibre offers and the increase of TV content offers. Consumer convergent offers (5.6 million customers at 31 March 2017, a year-on-year increase of 9.7%) represented 57.3% of the consumer fixed broadband customer base (+2.9 percentage points in one year).

Fixed services to carriers also increased in the 1st quarter of 2017 (+5.1%) with the deployment of fibre and increased revenue from ADSL accesses. Traditional telephony declined 12.2% in the 1st quarter.

Europe

Revenue growth in the Europe zone was 4.5% in the 1st quarter of 2017, the same as in the 4th quarter of 2016, on a comparable basis.

Mobile services revenues grew 2.0% in the 1st quarter of 2017 on a comparable basis. Commercial activity for contracts continued to be strong, with 357,000 net sales in the 1st quarter of 2017 on a comparable basis. The contract customer base had 33.5 million customers at 31 March 2017, an increase of 6.2% year on year, representing more than two thirds (67.4%) of the total mobile customer base at that date (+4.8 percentage points in one year). The growth in contracts offset the decrease in prepaid offers (16.2 million customers, -14.2% year on year).

Revenues from fixed broadband services rose 8.4% in the 1st quarter of 2017 (on a comparable basis), due to rapid growth of fibre and TV content offers in Spain, trend improvement in Poland and the success of the convergence offers recently marketed in Belgium. The fixed broadband customer base in the Europe zone had 6.8 million customers at 31 March 2017 (+6.6% year on year on a comparable basis), including 2.0 million fibre customers, mainly in Spain.

Consumer convergent offers in the Europe zone had 153,000 net sales in the 1st quarter of 2017, led by Poland, Spain and, to a lesser extent, the Belgium & Luxembourg segment and the Central European Countries. At 31 March 2017, the consumer convergent offers customer base in the Europe zone had 3.9 million customers, a year-on-year growth of 13.2%.

Spain

Revenues continued to climb in Spain, +8.5% in the 1st quarter of 2017 due to growth in mobile services and fixed broadband services, led by convergence which had a 12.1% increase in revenues compared to the 1st quarter of 2016.

Consumer convergent offers continued their steady growth, with 48,000 net sales in the 1st quarter of 2017. They had a total of 3.1 million customers at 31 March 2017 (+6.5% year on year) and represented 82% of the consumer fixed broadband customer base at that date (+1.5 percentage points in one year).

Mobile services rose 8.1% in the 1st quarter of 2017, pulled by the continued enrichment of offers and the deployment of 4G, which had a total of 8.2 million customers at 31 March 2017 (1.4x year on year). The contract customer base [9] grew 3.2% year on year (11.297 million customers at 31 March 2017), and the quarterly ARPU of contracts rose 4.0%. Growth was also significant in mobile services provided to other carriers, in particular the growth of MVNOs and network sharing.

Fixed services rose 7.5% in the 1st quarter of 2017, led by continued strong revenue growth in fixed broadband (+8.5%). Fixed broadband had 4.2 million customers at 31 March 2017 (+5.4% year on year), and quarterly ARPU rose 3.0%. Fibre in particular increased sharply with a total of 1.8 million customers at 31 March 2017 (1.8x in one year), which represented 43% of the fixed broadband customer base at that date (+18 percentage points in one year). TV services also rose rapidly, with 537,000 customers at 31 March 2017 (1.5x year on year), led by the success of content offers and notably the broadcasts of football championships.

Poland

Poland’s revenues rose 0.5% in the 1st quarter of 2017 on a comparable basis. They benefitted from a very sharp increase in mobile equipment sales linked to a rapid increase in sales on the instalment payment plan and from the growth of fixed equipment sales, in particular related to ICT [10].

Mobile services fell 6.6% in the 1st quarter of 2017, reflecting the above-mentioned rapid growth of instalment payment plan sales and SIM-only offers, as well as bonuses offered to pre-paid customers for SIM card registration. Commercial momentum continued to be high, with 190,000 net contract sales in the 1st quarter of 2017. The contract customer base had 9.5 million customers at 31 March 2017, a year-on-year growth of 11.1% on a comparable basis, and 4G had 4.6 million users at 31 March 2017 (1.9x year on year).

The prepaid customer base recorded a net loss of 1.9 million customers year on year (-24.4%) related to migrations to contracts and to the mandatory registration of customer identities which began last July, but had a limited impact on the revenue trend.

Fixed services fell 5.4% in the 1st quarter of 2017 on a comparable basis. The decrease was related to traditional fixed services (fixed telephony and carrier services). Fixed broadband rose 1.3% in the 1st quarter of 2017. The customer base (2.3 million customers at 31 March 2017) climbed 7.6% year on year, led by the rapid development of Wireless for fixed, fibre and VDSL. At 31 March 2017, very high-speed offers had 544,000 customers (1.5x year on year) including 117,000 fibre subscribers.

Consumer convergent offers continued the steady climb of the previous quarters, with 72,000 net sales in the 1st quarter of 2017. The consumer convergent offers customer base in Poland was 738,000 at 31 March 2017, a 39% increase year on year.

Belgium & Luxembourg

Revenues declined 0.7% in Belgium & Luxembourg in the 1st quarter of 2017, after falling 0.2% in the 4th quarter of 2016. The revenue trend was impacted by a downturn in mobile equipment sales.

Mobile services declined 0.4% in the 1st quarter of 2017 after rising 2.0% in the 4th quarter of 2016 due to a greater downturn in incoming mobile SMS traffic. The contract customer base [11] (2.348 million customers at 31 March 2017) grew 1.6% year on year, and quarterly ARPU from contracts in Belgium increased 1.1%, led by 4G data services. These favourable changes offset the decline in prepaid offers, where the customer base fell 16.6% year on year. The MVNO customer base had 2.0 million customers at 31 March 2017 (+9.9% year on year).

Fixed services rose 14.3% in the 1st quarter of 2017 after rising 3.1% in the 4th quarter of 2016, led by the growth of the new LOVE convergent offers (mobile and Internet + TV), which had 50,000 customers at 31 March 2017. This major milestone, reached just a few months after the commercial launch, confirms Orange Belgium’s successful arrival as an alternative convergence player in the Belgian market.

Central European Countries

Revenues in the Central European Countries rose 3.2% in the 1st quarter of 2017 on a comparable basis.

In Romania, revenues rose 4.6% in the 1st quarter of 2017, led by mobile services and mobile equipment sales. TV services had 342,000 customers at 31 March 2017, a 16.4% increase year on year. Fixed broadband services had 112,000 customers at 31 March 2017, including 99,000 connected with the deployment of fixed-4G and 12,000 with that of fibre.

In Slovakia, revenue decline was limited to 1.0% in the 1st quarter of 2017. Mobile services fell 2.1% while mobile equipment sales rose 8.6%. Fixed broadband had 163,000 customers at 31 March 2017 (+4.4% year on year), including 74,000 fibre customers.

In Moldova, revenues rose 5.6% in the 1st quarter of 2017 (on a comparable basis), led by mobile equipment sales, while incoming international traffic was still in decline. With the consolidation of Sun Communications in October 2016, Orange Moldova had 99,000 TV services customers at 31 March 2017, while fixed broadband had 45,000 customers.

The Central European Countries had a mobile customer base of 14.7 million customers at 31 March 2017, with contracts (8.1 million customers) representing 55.4% of the mobile customer base at that date. The 4G mobile customer base (3.5 million customers) increased sharply (x1.8 year on year).

The fixed broadband customer base had 319,000 customers at 31 March 2017. Fibre, present in all three countries, rose 25.5% with 90,000 customers at that date.

Consumer convergent offers in the Central European Countries (Romania and Slovakia) had 19,000 net sales in the 1st quarter of 2017 and a total of 71,000 customers at 31 March 2017.

Africa & Middle East

Revenues in the Africa & Middle East segment rose 0.7% in the 1st quarter of 2017 on a comparable basis. Restated for the unfavourable calendar impact in the comparison with the previous year [12], revenues in the Africa & Middle East segment would be up 1.5%, in line with the 4th quarter of 2016 (+1.6%).

Mobile data services continued to rise sharply increasing 31% in the 1st quarter of 2017, while revenues from Orange Money rose 64%. Orange Money had 30.8 million customers at 31 March 2017, including 9.1 million active customers. 4G services are commercially available in 11 countries (Botswana, Cameroon, Côte d’Ivoire, Guinea Bissau, Jordan, Liberia, Madagascar, Morocco, Mauritius, Senegal and Tunisia), and Orange Egypt continues to deploy 4G following the acquisition of a licence last October.

The principal contributors to revenue growth in the 1st quarter were Mali, Burkina Faso, Guinea and Côte d’Ivoire.

In the Africa & the Middle East segment, the mobile customer base had 123.4 million customers at 31 March 2017, a year-on-year increase of 1.0% on a comparable basis (+1.218 million customers). The customer base trend gradually improved following the 0.3% decline in 2016 (-354,000 customers), impacted by an extraordinary level of disconnections related to the strengthened regulations on customer identification in most countries.

Enterprise

Revenues in the Enterprise segment fell 2.0% in the 1st quarter of 2017 after declining 0.1% in the 4th quarter of 2016 on a comparable basis. The growth of IT and integration services largely offset the downturn in voice services, data services and mobile.

IT and integration services increased 2.6% in the 1st quarter of 2017 after climbing 4.0% in the 4th quarter of 2016. The Cloud grew 19%, security services increased 15% and Applications [13] grew 3.5%.

Voice services fell 6.4% in the 1st quarter of 2017 after declining 0.9% in the 4th quarter of 2016, with a more pronounced downturn in traditional telephony. Added to this was a decrease in customer relationship services (contact number services) after the significant growth recorded in 2016, while voice-over-IP remained stable.

Data services recorded a 2.6% decrease in the 1st quarter of 2017 after the 3.3% decline in the 4th quarter of 2016, related largely to broadcasting (-11.8%). IPVPN services were essentially stable in the 1st quarter of 2017 (-0.3% after falling 1.5% in the 4th quarter of 2016). There were 353,000 IPVPN subscribers at 31 March 2017, year-on-year growth of 1.6%.

Mobile services and mobile equipment sales declined 2.7% in the 1st quarter of 2017 after rising 1.1% in the 4th quarter of 2016, due to a more pronounced downturn in roaming revenues related to the less favourable trend in the mix between Europe and the other international destinations.

International Carriers & Shared Services

Revenues in the International Carriers & Shared Services segment fell 10.4% in the 1st quarter of 2017 on a comparable basis, mostly in connection with a downturn in services to international carriers. Added to this was the decrease in revenues from the Viaccess subsidiary, which had benefitted in the 1st quarter of 2016 from a programme to renew TV decoder boards.

Schedule of upcoming events

•  27 July 2017: 1st half 2017 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Constance Gest
constance.gest@orange.com

Luca Gaballo
luca.gaballo@orange.com

Anna Vanova
anna.vanova@orange.com

Samuel Castelo

samuel.castelo@orange.com

Didier Kohn
didier.kohn@orange.com

All press releases are available on the following websites:

www.orange.com; www.orange.es; www.orange-ir.pl; www.orange.be; www.orange-business.com

Disclaimer

This press release contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange’s strategy, particularly its ability to maintain control over customer relations when facing competition with OTT players, risks related to banking activities, loss or disclosure to third parties of customers data, Orange’s ability to withstand intense competition in mature markets, networks or software failures due to cyberattacks, damage to networks caused by natural disasters, terrorist acts or other reasons, various frauds affecting Orange or its clients, Orange’s ability to retain the neccessary skills given the high level of employee retirements and the development of new needs, difficulties in integrating newly acquired businesses as part of the telecommunication sector’s consolidation in Europe, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, possible adverse health effects associated with the use of telecommunications equipment, risks related to the single brand strategy, the eruption of a global financial or economic crisis, fiscal and regulatory constraints and changes, the results of litigation regarding regulations, competition and other matters, disagreements with its co-shareholders in companies that Orange does not control, the terms of access to capital markets, interest rate or exchange rate fluctuations, Orange's credit ratings, changes in assumptions underlying the accounting value of certain assets resulting in their impairment, and credit risks or counterparty risks on financial transactions. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on April 6, 2017 with the French Autorité des Marchés Financiers (AMF) and in the annual report on Form 20-F filed on April 7, 2017 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: revenues by operating segment

	1st quarter 2017	1st quarter 2016 comparable basis	1st quarter 2016 historical basis	change comparable basis (in %)	change historical basis (in %)

In millions of euros

France	4 427	4 431	4 431	(0.1)%	(0.1)%
Mobile services	1 576	1 629	1 629	(3.3)%	(3.3)%
Mobile equipment sales	147	144	144	2.5%	2.5%
Fixed services	2 564	2 523	2 523	1.6%	1.6%
Fixed services, consumer	1 561	1 568	1 568	(0.5)%	(0.5)%
Fixed wholesale and other fixed services	1 003	955	955	5.1%	5.1%
Other revenues	140	135	135	-	-
Europe	2 656	2 542	2 534	4.5%	4.8%
Mobile services	1 523	1 492	1 501	2.0%	1.5%
Mobile equipment sales	266	219	219	21.2%	21.4%
Fixed services	819	794	779	3.1%	5.2%
Other revenues	49	36	36	-	-
Of which:
Spain	1 290	1 189	1 189	8.5%	8.5%
Mobile services	654	605	616	8.1%	6.1%
Mobile equipment sales	135	119	119	14.1%	14.1%
Fixed services	500	466	454	7.5%	10.2%
Other revenues	1	0	0	-	-
Poland	652	649	642	0.5%	1.6%
Mobile services	287	307	306	(6.6)%	(6.1)%
Mobile equipment sales	73	44	44	65.0%	65.6%
Fixed services	262	277	273	(5.4)%	(3.9)%
Other revenues	30	20	19	-	-
Belgium & Luxembourg	307	309	309	(0.7)%	(0.7)%
Mobile services	253	254	254	(0.4)%	(0.4)%
Mobile equipment sales	27	31	31	(13.1)%	(13.1)%
Fixed services	21	18	18	14.3%	14.3%
Other revenues	6	6	6	-	-
Central European Countries	409	396	395	3.2%	3.5%
Mobile services	331	327	326	1.2%	1.5%
Mobile equipment sales	31	25	25	20.5%	21.0%
Fixed services	35	33	33	6.9%	7.0%
Other revenues	12	10	10	-	-
Intra-Europe eliminations	(3)	(1)	(1)	-	-
Africa & Middle East	1 239	1 231	1 271	0.7%	(2.5)%
Mobile services	1 038	1 012	1 038	2.6%	(0.0)%
Mobile equipment sales	17	17	19	1.1%	(11.5)%
Fixed services	165	187	192	(11.3)%	(13.8)%
Other revenues	19	16	22	-	-
Enterprise	1 796	1 832	1 823	(2.0)%	(1.5)%
Voice services	358	383	380	(6.4)%	(5.8)%
Data services	688	706	698	(2.6)%	(1.5)%
Data services	510	497	498	2.6%	2.5%
Mobile (services and equipment sales)	240	246	246	(2.7)%	(2.7)%
International Carriers & Shared Services	407	454	454	(10.4)%	(10.3)%
International Carriers	346	378	378	(8.5)%	(8.5)%
Shared Services	61	77	76	(19.8)%	(19.7)%
Intra-Group eliminations	(455)	(504)	(504)	-	-
Group total	10 070	9 986	10 009	0.8%	0.6%

Appendix 2: analysis of adjusted consolidated EBITDA

	1st quarter 2017	1st quarter 2016 comparable basis	change comparable basis (in %)

In millions of euros

Revenues	10 070	9 986	0.8%
External purchases	(4 458)	(4 380)	1.8%
as % of revenues	44.3%	43.9%	0.4 pt
of which:
Interconnection costs	(1 314)	(1 330)	-1.2%
as % of revenues	13.0%	13.3%	(0.3) pt
Other network and IT expenses	(773)	(755)	2.4%
as % of revenues	7.7%	7.6%	0.1 pt
Property, overheads, other expenses and capitalised costs	(775)	(751)	3.3%
as % of revenues	7.7%	7.5%	0.2 pt
Commercial expenses and content costs	(1 596)	(1 545)	3.3%
as % of revenues	15.9%	15.5%	0.4 pt
Labour expenses	(2 106)	(2 221)	(5.1)%
as % of revenues	20.9%	22.2%	(1.3) pt
Operating taxes and levies	(926)	(927)	(0.0)%
Other operating income and expenses	18	89	-
Adjusted EBITDA*	2 598	2 548	2.0%

* EBITDA adjustments are described in appendix 3.

Appendix 3: bridge table of adjusted data to consolidated income statement

2017 data	1st quarter 2017
In millions of euros	Adjusted data	Presentation adjustments	Income statement
Revenues	10 070	-	10 070
External purchases	(4 458)	-	(4 458)
Other operating income	147	9	156
Other operating expense	(128)	-	(128)
Labour expenses	(2 106)	(24)	(2 131)
Operating taxes and levies	(926)	5	(921)
Gains (losses) on disposal	-	(6)	(6)
Restructuring and integration costs	-	(5)	(5)
Adjusted EBITDA	2 598	(20)
Significant litigation	15	(15)	-
Specific labour expenses	(24)	24	-
Review of the investments and business portfolio	(6)	6	-
Restructuring and integration costs	(5)	5	-
Other specific items	-	-	-
Reported EBITDA	2 578		2 578

2016 pro forma data	1st quarter 2016
In millions of euros	Adjusted data	Presentation adjustments	Income statement
Revenues	9 986	-	9 986
External purchases	(4 380)	-	(4 380)
Other operating income	179	-	179
Other operating expense	(90)	(57)	(147)
Labour expenses	(2 221)	(30)	(2 250)
Operating taxes and levies	(927)	90	(837)
Gains (losses) on disposal	-	(0)	(0)
Restructuring and integration costs	-	(112)	(112)
Adjusted EBITDA	2 548	(110)
Significant litigation	39	(39)	-
Specific labour expenses	(30)	30	-
Review of the investments and business portfolio	-	-	-
Restructuring and integration costs	(112)	112	-
Other specific items*	(6)	6	-
Reported EBITDA	2 439		2 439

2016 historical data	1st quarter 2016
In millions of euros	Adjusted data	Presentation adjustments	Income statement
Revenues	10 009	-	10 009
External purchases	(4 367)	-	(4 367)
Other operating income	153	-	153
Other operating expense	(84)	(63)	(148)
Labour expenses	(2 217)	(30)	(2 247)
Operating taxes and levies	(926)	90	(836)
Gains (losses) on disposal	-	(3)	(3)
Restructuring and integration costs	-	(113)	(113)
Adjusted EBITDA	2 569	(119)
Significant litigation	39	(39)	-
Specific labour expenses	(30)	30	-
Review of the investments and business portfolio	(10)	10	-
Restructuring and integration costs	(113)	113	-
Other specific items*	(6)	6	-
Reported EBITDA	2 449		2 449

* Transaction expenses related to the negotiations with Bouygues Telecom in connection with discussions that had begun in the 1st quarter of 2016 concerning a business combination between the two companies.

Appendix 4: key performance indicators

	March 31, 2017	March 31, 2016
Orange Group		historical basis
Total number of customers* (millions)	265.162	252.211
Mobile customers* (millions)	203.499	190.837
- of which contract customers (millions)	70.418	65.420
Fixed broadband customers (millions)	18.951	17.989
- of which FTTH customers (millions)	3.653	2.226
TV customers (millions)	8.625	8.182
Orange - French market**
Mobile services
Number of customers* (millions)	30.489	28.612
- of which contract customers (millions)	27.090	24.581
Fixed services
Number of broadband customers (millions)	11.220	10.830
Broadband market share at end of period (%)	40.2***	40.0
Number of fixed line subscribers (millions)	18.658	19.077
France
Mobile services
Number of customers* (millions)	21.601	21.768
- of which contract customers (millions)	18.203	17.738
Total ARPU quarterly (euros)	21.4	21.6
Fixed services
Number of broadband customers (millions)	10.962	10.570
- of which FTTH customers (millions)	1.579	1.075
Number of TV customers (millions)	6.687	6.579
Broadband ARPU quarterly (euros)	33.6	33.1
Number of fixed line subscribers (millions)	15.943	16.179
Number of wholesale lines (millions)	13.984	13.993
Europe****
Mobile services
Number of customers* (millions)	49.643	50.361
- of which contract customers (millions)	33.475	31.519
Number of MVNO customers (millions)	6.913	3.455
Fixed services
Number of broadband customers (millions)	6.835	6.282
- of which FTTH customers (millions)	2.013	1.117
Number of TV customers (millions)	1.883	1.551
Number of fixed lines (millions)	8.908	8.993
Spain
Mobile services
Number of customers* (millions)	15.765	15.227
- of which contract customers (millions)	12.650	11.995
Total ARPU quarterly (euros)	13.6	13.0
Number of MVNO customers (millions)	4.909	1.629
Fixed services
Number of broadband customers (millions)	4.171	3.958
- of which FTTH customers (millions)	1.806	1.018
Number of TV customers (thousands)	537	365
Broadband ARPU quarterly (euros)	31.6	30.6

* Excluding customers of MVNOs
** Customers from Orange France and Enterprise sector in France.
*** Company estimate.
**** Europe: Spain, Poland, Belgium & Luxembourg, and Central European Countries.

	March 31, 2017	March 31, 2016
Poland		historical basis
Mobile services
Number of customers* (millions)	15.272	16.214
- of which contract customers (millions)	9.452	8.525
Total ARPU quarterly (PLN)	28.1	28.8
Fixed services
Number of broadband customers (millions)	2.268	2.130
- of which VHBB customers (VDSL and FTTH, thousands)	543	366
Number of TV customers (thousands)	775	798
Broadband ARPU quarterly (PLN)	58.2	60.3
Number of fixed lines (millions)	4.579	5.025
Belgium & Luxembourg
Mobile services
Number of customers* (millions)	3.924	3.909
- of which contract customers (millions)	3.239	3.088
Total ARPU quarterly - Belgium (euros)	24.5	24.0
Number of MVNO customers (millions)	1.999	1.819
Fixed services
Number of broadband customers (thousands)	76	34
Number of TV customers (thousands)	58	7
Number of telephone lines (thousands)	158	171
Central European Countries
Mobile services
Number of customers* (millions)	14.683	15.012
- of which contract customers (millions)	8.133	7.911
Fixed services
Number of broadband customers (thousands)	319	160
Number of TV customers (thousands)	511	382
Africa & Middle East
Mobile services
Number of customers* (millions)	123.367	111.864
- of which contract customers (millions)	9.852	9.319
Fixed services
Number of broadband customers (thousands)	896	877
Total number of telephone lines (thousands)	1 109	1 142
Enterprise
France
Mobile services
Number of contract customers* (millions)	8.888	6.844
- of which machine-to-machine (millions)	6.216	4.265
Fixed services
Number of fixed lines (000s)	2 715	2 898
Number of IP-VPN accesses (000s)	297	293
Number of XoIP connections (thousands)	80	76
World
Number of IP-VPN accesses worldwide (thousands)	353	348
* Excluding customers of MVNOs.

Appendix 5: glossary

Key figures

Comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

Reported EBITDA: operating income before depreciation and amortisation, before impacts related to acquisitions of controlling interests, before reversal of reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. Reported EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies.

Adjusted EBITDA: EBITDA (see definition), adjusted for the impacts of key disputes, specific labour expenses, the review of the portfolio of shares and operations, the cost of restructuring and consolidation, and, as applicable, other specific and systematically identified items. Since the 1st quarter of 2016, Adjusted EBITDA excludes all income from the disposal of shares and operations and the Adjusted EBITDA for past periods was revised accordingly. Adjusted EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies. Adjusted EBITDA is the new name (since the 4th quarter of 2016) for the restated EBITDA aggregate; the definition of this indicator is unchanged.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by the same name in other companies.

Mobile services

Revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

Mobile ARPU: the quarterly average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services and international roaming over the past three months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as monthly revenues per customer.

Roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

Fixed services

Includes traditional fixed telephony, fixed broadband services, enterprise solutions and networks [14] and carrier services (notably national and international interconnections, unbundling and wholesale telephone line rentals).

Fixed broadband ARPU (ADSL, FTTH, VDSL, Fixed-4G, satellite and WiMAX): the quarterly average revenues per user (ARPU) of broadband services per year are calculated by dividing the revenues generated by consumer broadband services over the past three months by the weighted average number of connections over the same period. The weighted average number of connections is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of connections at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per connection.

Fixed-4G (fLTE): fixed broadband offer using 4G technology as a substitute for the fixed-line network.

Convergence

Consumer convergent offers customer base: consists of consumer customers who have subscribed to offers combining at least a fixed broadband connection and a mobile contract.

[1] Excluding machine-to-machine.

[2] See glossary.

[3] On an historical basis, 1st quarter 2017 revenues increased 0.6% compared with the 1st quarter of 2016, which included:

-  the impact of changes in perimeter (+1.1 percentage points), mainly with the acquisition of Cellcom in Liberia and Tigo in the Democratic Republic of the Congo (9 months and 6 months of activity in 2016 respectively); and the acquisition of entities from the Bharti group in Burkina Faso (with 6 months of activity in 2016) and in Sierra Leone (with 5 months of activity in 2016);

-  the impact of foreign exchange variations (-1.3 percentage points), in particular with the decline in the Egyptian pound and, to a lesser extent, the increase in the US dollar, the Polish zloty and the Jordanian dinar.

[4] The 1st quarter of 2017 is one day shorter than in 2016 (leap year), which is significant in a mobile market dominated by prepaids.

[5] Excluding machine-to-machine.

[6] Subject to the approval of the Annual General Meeting of Shareholders.

[7] The ex-dividend date is set at 12 June 2017 and the record date at 13 June 2017.

[8] Excluding machine-to-machine.

[9] Excluding machine-to-machine.

[10] Information & Communication Technologies

[11] Excluding machine-to-machine.

[12] The 1st quarter of 2017 is one day shorter than in 2016 (leap year), which is significant in a mobile market dominated by prepaids.

[13] Applications include projects in the machine-to-machine and connected objects fields, the digital customer experience, data analysis (Big Data) and systems integration.

[14] With the exception of France, where enterprise solutions and networks are mostly listed under the Enterprise business segment.

ORANGE

Date: April 27, 2017	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations